Exhibit (a)(5)(H)
TELEMAR PARTICIPAÇÕES S.A.
A Publicly-Traded Company in Brazil
CNPJ/MF No. 02.107.946/0001-87
Statement of Material Fact
Telemar Participações S.A. (“TmarPart”), with respect to the voluntary public tender offers to purchase preferred shares issued by its subsidiaries Tele Norte Leste Participações S.A. (“Tele Norte Leste”) and Telemar Norte Leste S.A. (“Telemar Norte Leste”), pursuant to art. 5°, §7°, of Instruction n° 361/2002, informs the public of the following:
(i)     TmarPart has been engaged in ongoing discussions with the U.S. Securities and Exchange Commission (“SEC”) regarding the review of the tender offer for any and all of the outstanding preferred shares (TNLP4) of Tele Norte Leste pursuant to the tender offer documentation filed with the SEC on June 20, 2007.
(ii)     The SEC has not completed its review of these documents. As a result, TmarPart is extending the ADS Expiration Time (as defined in the Offer to Purchase) until 10:00 a.m., New York City time on Monday, August 13, 2007, and is extending the Share Expiration Time (as defined in the Offer to Purchase) until 6:00 p.m., Brasília time on Monday, August 13, 2007, with the auction to occur at 1:15 p.m., Brasília time the following day (Tuesday, August 14, 2007). The ADS Expiration Time was originally set for 10:00 a.m., New York City time on July 23, 2007, and the Share Expiration Time was originally set for 6:00 p.m., Brasília time on July 23, 2007.
(iii)     As of 5:00 p.m. Eastern on Friday, July 20, 2007, holders of approximately 756,189 ADSs have delivered valid tenders pursuant to the tender offer. Except as set forth herein, the terms and conditions of the tender offer remain unchanged.
(iv)     TmarPart hereby confirms that its tender offer for the preferred shares of Telemar Norte Leste, which documentation is not subject to SEC review, will take place on July 24, 2007 as originally scheduled.
(v)     The content of this statement of material fact is being transmitted simultaneously to the Investors Relations Officers of Tele Norte Leste and Telemar Norte Leste, for release to the shareholders of those companies.
(vi)  Tender offer statement
The Offer to Purchase, Schedule TO and other materials relating to the tender offer in the U.S. may also be obtained free of charge at www.sec.gov or free of charge or by calling the information agent, The Altman Group, at 800.398.2816 (toll-free) in the United States and 201.806.2234 (collect), outside the United States. The materials relating to the tender offer contain important information that should be read carefully before any decision is made with respect to the tender offer. The completion of the tender offer is subject to conditions described in the offer to purchase.
Rio de Janeiro, July 20, 2007
Fabio Schvartsman
Investors Relations Officer